Exhibit 21

Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation

Rhinebeck Bank	100%	New York

RSB Capital Trust I	100%	Delaware

Pleasant View Subdivision, LLC(1)	100%	New York

Dutchess Golf Club, LLC(1)(2)	100%	New York

New Horizons Asset Management Group, LLC(1)(2)	100%	New York

(1) Subsidiary of Rhinebeck Bank

(2) Inactive